Exhibit 8.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of the registrant as of December 31, 2025:

Company	State/Country of Incorporation
Mega Matrix Corp.(1)	Delaware
Mega Metaverse Corp.(2)	California
AIFLIX LLC(3)	Delaware
Bona Box FZ LLC(2)	Abu Dhabi
FunVerse Holding INC(2)	Cayman Islands
MarsProtocol Technologies Pte. LTD. (2)	Singapore
FunVerse Holding Limited(2)	British Virgin Islands
Yuder Pte. Ltd.(4)	Singapore
Saving Digital Pte. Ltd.(4)	Singapore

(1)	A wholly owned subsidiary of the Company.

(2)	A wholly owned subsidiary of Mega Matrix Corp.

(3)	A 50% owned subsidiary of Mega Metaverse Corp.

(4)	A wholly owned subsidiary of FunVerse Holding Limited.